UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ **Form C: Offering Statement**
- ☐ **Form C-U: Progress Update:** _____
- ☐ **Form C/A: Amendment to Offering Statement:** _____
  - ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
- ☐ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

Name of issuer: _____ Bronzebuck LLC dba bux180 _____

Legal status of issuer:
  Form: _____ Limited Liability Corporation
  Jurisdiction of Incorporation/Organization: Arizona
  Date of organization): _____ 02/23/2011
Physical address of issuer: _____ 8283 N Hayden Rd #270 Scottsdale, AZ 85258
Website of issuer: _____ bux180.com

Name of intermediary through which the offering will be conducted: ____ TRUCROWD ____
CIK number of intermediary: _____ 0001667145
SEC file number of intermediary: _____ 007-00015
CRD number, if applicable, of intermediary: _____

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

> The company will pay the intermediary 10% from the money raised via 3rd party marketing efforts and 7% for the everything else, we assume an average of 8.5%.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
  None.

Type of security offered: _____ Convertible Note
Target number of securities to be offered: _____
Price (or method for determining price): Equidam.com
Target offering amount: _____ $50,000

Oversubscriptions accepted: ☑ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First -come, first-served basis

☐ Other – provide a description: _____
Maximum offering amount (if different from target offering amount): $1,000,000
Deadline to reach the target offering amount: 3/31/2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

		Current number of employees:		0	
Total Assets:	Most recent fiscal year-end:	$110,593	Prior fiscal year-end:	$103,660
Cash & Cash Equivalents:	Most recent fiscal year-end:	$6,773	Prior fiscal year-end:	$6,447
Accounts Receivable:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Short-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Long-term Debt:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Revenues/Sales	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$5,750
Cost of Goods Sold:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Taxes Paid:	Most recent fiscal year-end:	$0.00	Prior fiscal year-end:	$0.00
Net Income:	Most recent fiscal year-end:	$-207,066	Prior fiscal year-end:	$-155,484

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

[List will include all U.S. jurisdictions, with an option to add and remove them individually, add all and remove all.]

GENERAL INSTRUCTIONS

I.   Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 *et seq.*). This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II.   Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in

Regulation S-T (§ 232 *et seq.*).

III.   Information to be Included in the Form

Item 1.   Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary's platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or

Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2.   Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must include the following legends:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 *et seq.*) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3.   Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 *et seq.*), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of

Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Bronzebuck LLC dba bux180
_____
(Issuer)

By: Alan Levin, Managing Partner

X _____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

X _____
(Signature)

 Alan Levin, Managing Partner
_____
(Title)

9/28/2016
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

11/29/2016

FP: truCrowd

Open until: *03/31/2017*

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate

	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

THE COMPANY

1. Name of issuer: Bronzebuck LLC dba bux180

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

☐ Organized under, and subject to, the laws of a State of Arizona.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

OFFICERS & DIRECTORS OF THE COMPANY

Name: Alan Levin   Dates of Board Service: 2011 - Present
Principal Occupation: Managing Partner
Employer: bux 180
Employer's principal business: bux180

Name: Laura Cohen   Dates of Board Service: 2011 - Present
Principal Occupation: Marketing Director
Employer: bux 180
Employer's principal business: bux180

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: **03/31/2017**

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Name: Paul Cohen Dates of Board Service: 2011 - Present
Principal Occupation: Operations Manager
Employer: bux 180
Employer's principal business: bux180

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officers are the directors of company (see information above)

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*Securities Now Held*	*%Voting Power Prior to Offering*
Alan Levin	300,000 Membership Units	30%
Laura Cohen	270,000 Membership Units	27%
Mervyn Levin	300,000 Membership Units	30%

7. Business Plan

Executive Summary

About:

bux180 has developed an online marketplace that is branded for specific Nonprofit Organizations (NPO's). Their supporters become members and shop at over 2,000 stores, (everything from big box stores to boutiques and even Amazon). Members have access to deals and coupons and receive cash (bux) back on every purchase.

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: ***03/31/2017***

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

There is also a philanthropic side to their saving experience. With every purchase a member makes; a percentage of revenue is donated to their charity at no cost to member. Plus, the member can elect to donate a percentage or all their bux earnings to their charity.

Our mission:
SHOP. SAVE. SUPPORT!

Timing:
The timing is right for our program. Internet spending is exploding (anticipated spending in 2017 is $500 billion from over 200 million people–an average of $2,000 per person). NPO's are eager to find ways to take advantage of this huge marketplace.

Alan Levin and Laura Cohen, owners of bux180, worked together in a high-paced, customer-service-oriented company they ran for 23 years. They earned the respect of colleagues through hard work and dedication. They have what it takes to make bux180 extremely successful.

Marketing Plan


bux180
TARGET

We attract spenders (members) to our website in 2 ways.

a. We work with NPO's to reach out to their database of supporters. NPO's are provided with branded marketing materials to introduce existing supporters to their new online marketplace.

b. Direct to Consumers - We have an ongoing marketing plan to reach out to a well-defined target audience of consumers via social media, SEO, PR, content marketing and email campaigns. The goal is to invite consumers to go to bux180.com, register as a member, and select an NPO of their choice to support.

Supporters shop from the NPO branded marketplace and enjoy savings, discounts, and cash back from over 2,000 online merchants (Best Buy to Target and everything in between). Their spending generates a donation for the NPO without the supporter reaching into their pocket.

After supporters have registered, we stay in touch with NPO branded emails. We grow the base of supporters through our "Tell a Friend" component.

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

bux180
Shop. Save. Support!

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	Net Proceeds
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

There are currently 600,000 NPO's that can benefit from our program. We have already established working relationships with several larger NPO's like Boys & Girls Clubs, Susan G. Komen, Goodwill and several others and we're just starting. The Boys and girls Club alone has 14 million parents of kids, alumni, and supporters who are all potential users of our program.

Revenue model

Merchants and suppliers pay bux180 a sales and marketing fee. We split the revenue with supporters, NPO's and ourselves.

Approximate revenue distribution:

Supporter - 50%

NPO - 25%

bux180 - 25%

Financial Summary

The business will generate growth financed by positive cash flows from operations.
Additional outside investment or owner investment is mainly needed to jump start sales.
The funds we are seeking will enable us to reach out nationally to the NPO's and directly to consumers.
Because the business is not capital intensive and overheads don't increase substantially with new sales volumes, it may be prudent to do a second qualified financing round to grow well beyond our pro forma projections.



11/29/2016

FP: 🔵 truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

The Company

Bronzebuck, LLC dba bux180 (the "Company"), a Limited Liability Company (LLC) established October 2011, under the laws of the State of Arizona, is offering by private placement

Company Headquarters
Located at 8283 N Hayden Rd #270, Scottsdale, Arizona 85258 where the Company occupies approximately 2,050
Square Feet. The Company believes that the space we currently occupy will be sufficient to accommodate its operations. Only as needed, the Company will consider moving into a larger facility to accommodate its administrative, marketing & sales, accounting, and support operations.

Company's History Milestones:
2011 – Levin and Cohen two founding partners exited a regional mortgage bank they founded and ran successfully for 25 years, winning several awards for technology.
2012 – Company was founded.
2014 – After extensive research a team was hired to design and develop software and develop relationships with on line vendors.
2015 – The program ready for beta testing and marketing.
2016 – Company entered first marketing contract with the Boys and Girls Club. Since then there have been several other contracts and pending agreements (Susan G. Komen, Goodwill, United Way).

Management Team
Our business is a collaboration between four founders:
Alan Levin—Managing Partner (Holds degrees in Marketing and Engineering) **Laura Cohen**–Director of Marketing (Holds degree in Marketing)
Mervyn Levin—Development (Holds degree in Marketing and Bio Sciences)
Paul Cohen—Director of online business development (Holds degree in Marketing and a MBA degree)

Alan Levin and Laura Cohen previously founded a regional bank they ran for 25 years and exited in 2011. During that time they developed an online client loyalty and origination program which won several awards including the Inman award for technology excellence. That experience created a natural Segway into the development of bux180. This time around they wanted to use their vast online marketing experience to not only create a profitable company but to marry that with the opportunity to do some good.

Mervyn Levin currently also serves on the board of Spectrum Laboratories, which he founded more than 20 years ago.
Spectrum is one of the leading international veterinary laboratories specializing in the manufacture of antibiotics and allergy solutions.

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Paul Cohen worked for 4 years as a procurement manager for a fortune 100 company before joining bux180.

Board of Advisors
Harley Anderson—Founder of Coupillia (On line coupons)
Satish Yezzou—University of Phoenix
(Lead Project Manager) Sam Fowler—
Dev. Dir. Boys & Girls Clubs Scottsdale
Jason Smith—Founder Magnetry (Advertising and Marketing)

As of the date of this offering the company has four full time employees and 3 full time sub-contractors on our payroll. We believe hiring the required employees to implement our growth plans will not be a problem.

Problems We Solve

Bux180 works with both NPO's and Consumers. We have identified some of their problems or concerns:

NPO (Non Profit Organizations)
NPO's are never lacking in vision or enthusiasm.
The challenge is finding sufficient funds to champion their cause in a highly competitive arena.



They want to...
    ...raise funds without fundraising.
    ...raise funds 365 days a year.
    ...develop new donors.
    ...avoid donor fatigue.

Consumers
People are becoming savvier when shopping online.
And, are also deciding how to donate to a charity.

They want to...
    ...save time & money when shopping online.
    ...to be rewarded for doing good.
    ...make donations and often can't afford it.
    ...be reminded to donate.



11/29/2016
FP: truCrowd

bux180
Shop. Save. Support!

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

The bux180 solution

bux180 has developed an online marketplace branded for each NPO. Through the marketplace their supporters become bux180 members and shop at over 2,000 stores, (everything from big box stores to boutiques and even Amazon). Members have access to deals and coupons and receive cash (bux) back on every purchase.

But there is also a philanthropic side to their saving experience. With every purchase members make; a percentage of revenue is donated to their NPO (charity of choice) at no additional cost to the member. Plus, the member can elect to donate a percentage or all their bux earnings to their charity.

Our mission statement to our members is **SHOP. SAVE. SUPPORT!**

Path to market.

We have 2 distinct paths to attract members.
1- *Working with NPO's to reach out to their database of supporters*
  Step 1 - We have access to over 600,000 Qualified NPO's nationwide and plan to display approximately 100,000 NPO's per year. When consumers come to bux180 and register as a member, they can select a NPO they want to support.
Qualified NPO's serve a very important purpose for bux180. When a registering member arrives at bux180.com (see Direct to Consumer path below) they have the option to select the charity they want to support. There is a filtering process (e.g. categories and locations) that helps the member target the best NPO choice for them to support

  Step 2 – Our marketing and sales team reaches out to the decision makers at each **Qualified NPO** through a series of emails, videos, webinars and telephone calls inviting them to upgrade to become a **Participating NPO.**
  Step 3 – What is a **Participating NPO**? A Participating NPO recognizes the benefits of using the marketing materials bux180 provides (see below) and has agreed to implement ongoing campaigns to communicate to their supporters the benefits of becoming a bux180 member. Participating NPO's recognize that the bux180 program will drive ongoing donations to them, while helping their supporters Shop & Save! A true win/win.

7.

Open until: *03/31/2017*

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Participating NPO's will have access to an account executive to help implement their campaigns to the supporters.

The opportunity for bux180 to be promoted as a benefit to supporters first hand from the NPO is very powerful. This is a warm database of loyal followers who are very receptive to hearing from the NPO and motivated to register to support the cause.

We plan on having thousands of **Participating NPO**'s within 5 years, generating three million supporter/spenders. We already have Boys & Girls Clubs and Susan G. Komen branches signed up as **Participating NPO**'s. Our relationship with the Participating NPO is a symbiotic relationship. We provide them a solution to generate donations from existing supporters and to generate new supporters. When supporters spend this results in revenue for bux180.

2 - Direct to Consumers
We have developed an ongoing marketing plan to reach out to a well-defined target audience of consumers via social media, SEO, PR, content marketing and email campaigns. The goal is to invite consumers to go to bux180.com, register as a member and select the NPO of their choice to support.

We plan on generating 1 million active members within 5 years.

Tell a Friend
Through our advocacy or "tell a friend" component members are financially motivated to tell their friends via automated compelling messaging through Facebook, Twitter and emails. Friends are more likely to sign up because they are referred by their friends, because they also have the opportunity to support a cause without writing a check and they save money in the process.

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: ***03/31/2017***

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Marketing materials

Online Marketplace

1. A branded online marketplace for each **Qualified NPO.**
2. A customized marketplace for each **Participating NPO.** This customization includes the NPO's logo & mission statement.


Branding opportunity for each NPO
Welcome Laura | My Account | Tell Your Friends | Logout
bux180
Search by Stores
SUSAN G. KOMEN AFFILIATE
SHOP BY CATEGORY
COUPONS
DAILY DEALS
GROCERY SAVINGS
Shop. Save. Support.
macy's
Target.
SALLY BEAUTY SUPPLY
Life is good.
SHOES.com
FALL IS HERE!
Celebrate fall with these great deals!
BUX BACK FOR
Over 2,000 stores with deals, coupons & cash back.

Electronic/social media – available for **Participating NPO's**

1. Each Participating NPO will be assigned a unique url code to embed into all electronic communications. This makes it easier for their supporters to click a link, be directed to bux180.com and the Participating NPO's name will be auto filled into the form to register.
2. Content for email campaigns promoting the bux180 program.
3. Content for monthly email newsletters.
1. 4 Facebook and Twitter messages, videos & images for NPO to post & tweet on a regular basis.
4. An assortment of web banners for their visitors to click and be directed to bux180.com.

11/29/2016
FP: truCrowd

Open until: *03/31/2017*

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Actual Facebook post from Susan G. Komen Greater Kansas City


Susan G. Komen Greater Kansas City
November 2 at 5:05pm ·
Thanks to our new partnership with Bux180, now you can support Susan G. Komen Greater Kansas City when you shop online at over 2,000 merchants like Kohl's, Target, JC Penney and Macy's. On top of that, as a bux180 member you'll receive great discounts and earn cashback on every purchase you make – all at no cost! More at https://www.bux180.com/komen/580012a1e4b033f4643fe0b2
bux180
Shop. Save. Support!
Melanie Matthews Bowman
Like
Comment
Share

Actual Susan G. Komen website banner


bux180
Shop. Save. Support!
Shop. Save. Support.
Shop at over 2,000 online stores from one site
Save up to 60% and earn real cash back
Support we receive a donation at no cost to you
Get Started

11/29/2016
FP: truCrowd

bux180
Shop. Save. Support!

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: ***03/31/2017***

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

On the ground – available for **Participating NPO's**

1. Flyer's and posters (e.g. Susan G. Komen and Boys & Girls Clubs).
2. Flyer's and posters to complement other events. (e.g. Susan G. Komen's Race for the Cure) where each attendee is given a flyer to Register from their mobile phone.

Actual Susan G. Komen flyer


Shop with a mission.
You shop. You save.
Susan G. Komen® Michigan – earns at no cost to you!
Susan G. Komen
What is the bux180/komen online marketplace?
1. Deals & Discount Marketplace
Save up to 60% from over 2,000
online stores,services and restaurants.
The modern way to get the most for your dollar.
examples of participating stores..
TARGET
TJ·maxx
macy's
amazon.com
KOHL'S
GROUPON
THE HOME DEPOT
BEST BUY
2. Cash back
And, you earn cash-back on every
purchase; a savings secret weapon.
3. Support
Donations to Susan G. Komen® Michigan are built into
each purchase; at no cost to you.
A small purchase can make a real difference!
Susan G. Komen
Shop. Save. Support.
put a little philanthropy into every purchase you make
Register it's FREE
Go to bux180.com/komen
Click Register Now
Select Susan G. Komen® Michigan
bux180

Weekly emails – available to members from both for **Qualified NPO & Participating NPO's**
These emails inform members of the best savings and discounts for the week and are branded with the NPO's name. Although bux180 manages and sends out these emails, they have a higher click through and open rate because the From Line has the NPO's name displayed.

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: ***03/31/2017***

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Actual Boys & Girls Club branded weekly email


Save people money.
Help them save the world.
bux180
&
BOYS & GIRLS CLUBS
You shop. You save.
Boys & Girls Clubs of Greater Scottsdale benefits. Every time you make an online purchase through bux180, Boys & Girls Clubs of Greater Scottsdale will receive a donation.
Featured
Stores:
CHAMPS
TARGET
Coupons
& Deals:
Bux Back
Champs Sports
Bux Back
Foot Locker

11/29/2016
FP: truCrowd

bux180 Shop. Save. Support!

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: ***03/31/2017***

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Browser Technology


macy's
bux180
1.5% bux back for you
1.25% bux for your cause
ACTIVATE
Activate later
25%-60% OFF FRESH FALL PICKS!
ONLINE ONLY FOR 48 HOURS!
HOME EVENT

bux180 browser app (*Cashback alert button*)
A member will install one time, a browser app that will automatically detect if a website they are on is one of our merchants from whom cash back is available from bux180. This makes it possible for the member to bypass bux180.com and go straight to a merchant site to shop.

Once they are on the merchant site, a banner will display prompting them to activate their cash back and donation to their NPO. The tracking of the purchase and distribution of the cash back to the member and the NPO is the same as if they visited bux180.com directly.

Supporters are also alerted about bux180 when on search engines.

Summary of Services


Branding opportunity for each NPO
bux180
SHOP BY CATEGORY
COUPONS
DAILY DEALS
GROCERY SAVINGS
Shop. Save. Support.
macy's
Target.
SALLY
Life is good.
SHOES.com
FALL IS HERE!
Over 2,000 stores with deals, coupons & cash back.

bux180 provides a cost free branded marketplace for each NPO.

bux180 provides marketing materials for each NPO to reach out to their existing supporters to enjoy the benefits of the marketplace.

bux180 generates new supporters for the NPO's with our consumer direct marketing campaigns.

Supporters have a no cost solution enabling them to save from over 2,000 stores. They have access to deals and coupons and earn cash back.

Our robust technology gives supporters an opportunity to seamlessly marry the savings they enjoy with the opportunity to support their cause without writing a check.

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: ***03/31/2017***

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Supporters feel good because their action automatically shifts cash to their cause without them having to write a check. Visually they are reminded how much their action helps their cause because every item on our site shows cash back to them and cash for their cause.

Competition

There are several competitors and that's because online spending is exploding - we just do it better.
We face two major types of competitors.

1. Cash back Sites that enable shoppers to enjoy cash back when they purchase.
2. Sites where supporters spend as they do they generate donations.


Cash back & donations
Walmart
Walmart has become one of the largest and most popular discount department stores in the world, and with prices as low as they are, it's no wonder why. With Walmart coupons, seasonal sales and a low-price guarantee, Walmart provides the largest selection of electronics, clothing for everyone in the family, video games, baby gear and home furnishings, with many stores offering a garden center, Shop online, get deals and cash back and pick up in store.
Cash back to member
Donation to NPO
BUX BACK
LAURA 2.48%
SUSAN G. KOMEN AFFILIATE 0.46%
SHOP NOW
YOUR PURCHASE HELPS
susan G. komen for the cure
bux180 is committed to help drive donations to Susan G. Komen affiliate
You shop. You save. Susan G. Komen affiliate benefits.
Coupons & Deals
$15 Off Black And Decker Tools And Outdoor Equipment
Deal Code : Not Required
Expiration Date : 10/07/2016
BUX BACK
LAURA 2.48%
SUSAN G. KOMEN AFFILIATE 0.46%
SHOP NOW
$20 Rebate With $100+ Coleman Order
Deal Code : Not Required
BUX BACK
LAURA 2.48%

and

Our differentiator is that supporters earn cash back, have access to the best savings and online deals and their charity automatically earns as a result of their spend.

Another major differentiator is that we become the advertising and marketing arm for the NPO's generating and maintaining supporter participation.

There is competition —we just do it better!

COMPETITION	CASH TO SHOPPER	SAVING COUPONS	NPO DONATIONS	MARKETING PROGRAMS FOR NPO's
bux180	**Yes**	**Yes**	**Yes**	**Yes**
Ebates	Yes	Yes	No	No
Fat Wallet	Yes	Yes	No	No
Goodshop	No	Yes	Yes	Yes
Giving Assistant	Yes	Yes	No	No
IGive	No	Yes	Yes	Yes

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

bux180
Shop. Save. Support!

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Flow of a transaction

Working with merchants

We have secured relationships with approximately 2,000 merchants from whom bux180 receives a commission on every sale. bux180 members will receive discounted offers, coupons and cash back. Merchants include big box major retailers, specialty providers and boutiques, leisure and entertainment providers and much more. We have a vendor relationship department constantly adding and negotiating new offers.

We currently have relationships established with roughly 18 aggregators. These aggregators manage a network of stores. We went through a vetting and approval process with each aggregator to work with them. The vetting process establishes us as an ethical partner. During the application process, we provided our company details ranging from website traffic to marketing strategies on how we get members and visitors.

After creating a relationship with each aggregator, we then start building relationships with each merchant within each aggregator. We do not build relationships with all merchants, only the ones we believe will benefit our members and complement our website.

An application process is required for each merchant too, with most of them asking for details on how we drive traffic to our site etc. Some of them require a certain amount of website traffic while others require a plan for more traffic in the future. Some of the merchants have individual reps to speak with while others are managed by third party marketing companies. These are the people who we negotiate commissions with. They all have standard commissions they start with but depending on our website traffic, our sales, our marketing plan, and other potential factors, we can increase our commission rates by building relationships with them.

Member experience

embers make purchases through direct links from either the bux180 website or from a browser app they install. From bux180.com, they can search and select a merchant based on the name of the store, a category, cash back, or available coupons. Once the member selects the store to make a purchase, they click the link which directs them to that merchant's site. Each URL is customized and passes credentials to the merchant to track that bux180 sent the member as well as the member ID. Typically, there is a 30-day cookie to track if the member returns and makes a purchase without having to click another link. (This ensures bux180 receives our sales commission.)

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: ***03/31/2017***

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	$50,000	$45,750
Maximum Amount	$1,000,000	$915,000

When the purchase is completed, the merchant passes credentials with details of the purchase – to the aggregator that is managing that merchant with the details of the purchase. Our team developed a customized API for each aggregator, tracking the stages of the purchase. We post the purchase for the member in their account in 2 stages:

Bux pending - the percentage of bux back earned from their purchases will display. The bux amount may remain in the bux pending bucket for up to 60 days while the merchant is processing, ensuring there are no returns.

Bux available – bux180 has received the sales commission from the merchant and will post the percentage of bux back. moving the amount from bux pending to bux available.

View of Member Account


Welcome Laura | My Account | Tell Your Friends | Logout
bux180
Shop. Save. Support.
BOYS & GIRLS CLUBS OF GREATER SCOTTSDALE
about
BOYS & GIRLS CLUBS
SHOP BY CATEGORY
COUPONS
DAILY DEALS
GROCERY SAVINGS
My Account
Click History
Purchase History
Bux Payment
Tell Your Friends
My Friends
Settings
My Profile
My Charity
BUX EARNED
$33.73
BUX AVAILABLE
$26.18
BUX PENDING
$18.36

bux available for the charity – we post the bux donations in a separate dashboard for the associated charity.

Once the purchase is completed, the merchant will deposit the funds into our account through the appropriate aggregator for us to sweep. Our IT team developed an API so that once we receive the funds we can seamlessly deposit the correct bux amount into the correct member account and the correct charity account.

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

bux180
Shop. Save. Support!

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate

	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

View of NPO Dashboard

Donation Report

Purchase Donations	Bonus Donations	Total Donations
Current Quarter	**Current Quarter**	**Earned**
Member Purchases $10,733.01	Member Donations $17,767.00	Current Donations Due $37,601.07
Amazon Purchases $9,101.06		Earned Previous Quarter $33,987.09
Total Purchases $19,834.07		Earned YTD $69,622.12

Purchase Donations | Bonus Donations

Download XLS XLSX CSV PDF

Revenue forecast

	FY2017	**FY2018**	**FY2019**	**FY2020**	**FY2021**
Revenue					
Gross Revenue	$3,744,000	$9,600,000	$13,200,000	$16,800,000	$21,600,000
Total Revenue	$3,744,000	$9,600,000	$13,200,000	$16,800,000	$21,600,000
Direct Cost					
Overheads	$3,348,000	$6,642,000	$8,054,000	$9,796,000	$10,563,000
Total Direct Cost	$3,348,000	$6,642,000	$8,054,000	$9,796,000	$10,563,000
Margin	$396,000	$2,958,000	$5,146,000	$7,004,000	$11,037,000
Margin	*11%*	*31%*	*39%*	*42%*	*51%*

Sundry Company Information

Investment by the founders

The founders have funded the operation and worked full time for 3 years developing bux180. Time spent includes designing and developing software, creating vendor relationships, and developing strategic go to market partnerships. Founders also funded the development of our robust software platform. (Almost 10,000 man hours have been expended).

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

bux180
Shop. Save. Support!

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Legal and Regulatory Issues

The Company is not presently a party to any material litigation, nor to the knowledge of Management is any litigation threatened against the Company, which may materially affect the business of the Company or its assets.

Proprietary Issues

The Company has been issued a Patent Pending for its process. Although currently the Company has no other patents, the Company expects to file various applications pertaining to its products/services.

Management Compensation

Each Officer will be entitled to reimbursement of expenses incurred while conducting Company business. Each Officer may also share in the profits of the Company, as described herein, when and if revenues are disbursed. The Company reserves the right to reasonably increase the salaries of its Officers assuming the business is performing profitably and Company revenues are growing on schedule. Any augmentation of these salaries will be subject to the profitability of the Company and the effect on the Company's cash flows.

Officers' and Advisor Salaries

Officers have agreed to nominal salaries until company is generating revenue at which time salaries will be adjusted to standards commensurate with respective roles.

Advisors will be compensated only for attending Board of Directors meetings plus reimbursement for their travel and per diem expenses.

Option Agreements

The Company may enter into option agreements with advisors allowing them to purchase 1,000 Membership Units in the Company at a future date at an exercise price of $0.50 per share of Membership Unit

Fiduciary Responsibilities of the Directors and Officers

General. The Directors and Officers of the Company are accountable to the Company and its Members as fiduciaries and such Directors and Officers are required to exercise good faith and integrity in managing the Company's affairs and policies. Each Security Holder of the Company, or their duly authorized representative, may inspect the books and records of the Company at any time during normal business hours. A Security Holder may be able to bring an action on behalf of himself/herself/itself in the event the Security Holder has suffered losses in connection with the purchase or sale of the Securities in the Company due to a breach of fiduciary duty by a Director or Officer of the Company, in connection with such sale or purchase, including the misrepresentation or misapplication by any such Director or Officer of the proceeds from the sale of Securities and may be able to recover such losses from the Company.

Open until: *03/31/2017*

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	$50,000	$45,750
Maximum Amount	$1,000,000	$915,000

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk Factors

1. The Company participates in a competitive market and increased competition may adversely affect its business.
2. The Company's business, financial condition, and results may be harmed if its customers spend less.
3. The Company is subject to product and other liability risks that could adversely affect our results of operations, financial condition, liquidity, and cash flows.
4. Failure to comply with existing and future regulatory requirements could adversely affect the Company's results of operations and financial condition.
5. Failure to provide quality offerings to our customers could have an adverse effect on our business and subject us to regulatory actions and costly litigation.
6. If we do not enhance our existing or introduce new technology or service offerings in a timely manner, our offerings may become obsolete over time, customers may not buy our offerings and our revenue and profitability may decline.
7. The Company's future results of operations are subject to fluctuations based upon our sourcing and suppliers.
8. The Company's business is complex and depends on maintaining good relationships with suppliers, customers, and regulators; thus, we are dependent on key personnel who are knowledgeable and experienced concerning our business.
9. Risks generally associated with our information systems could adversely affect our results of operations.

11/29/2016
FP: truCrowd

bux180 Shop. Save. Support!

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: ***03/31/2017***

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

10. The Company may in the future engage in acquisitions and other transactions that may complement or expand our business or divest of non-strategic businesses or assets. We may not be able to complete such transactions, and such transactions, if executed, pose significant risks and could have a negative effect on our operations.

11. The Company may not be able to integrate previous or future acquisitions as intended and achieve all projected synergies or other cost savings.

12. The Company is subject to labor and employment laws and regulations, which could increase our costs and restrict our operations in the future.

13. The Company's substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or in our industry, expose us to interest rate risk to the extent of our variable rate debt, and prevent us from meeting our obligations under our indebtedness.

Company Risk Factors

1. Development Stage Business

The Company commenced marketing on July 2016 and is organized as a Limited Liability Company (LLC) under the laws of the State of Arizona. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. Furthermore, some Managers and Officers have little to no operating history. Past performance of any Manager or Officer or the success of the Managing Member in any similar venture is no assurance of future success.

The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will even operate profitably.

2. Inadequacy of Funds

Gross offering proceeds of a minimum of $100,000 and a maximum of $1,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's business plans. If only a fraction of this Offering is sold, or if certain assumptions contained in management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need additional financing or other capital investment to fully implement the Company's business plans.

3. Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon its Managing Member and Officers. The loss of any one of these individuals could have a material adverse effect on the Company. See "MANAGEMENT" section.

4. Risks Associated with Expansion

The Company plans on expanding its business through the introduction of a sophisticated marketing campaign. Any expansion of operations the Company may undertake will entail risks. Such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, Investors must assume the risk that (i) such expansion may ultimately involve expenditures

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

5. Customer Base and Market Acceptance
While the Company believes it can further develop the existing customer base, and develop a new customer base through the marketing and promotion of the website, the inability of the Company to further develop such a customer base could have a material adverse effect on the Company. Although the Company believes that its product matrix and its interactive e-commerce website offer advantages over competitive companies and products, no assurance can be given that Company's products and e-commerce website will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

6.Competition
Competition for the Company and its products primarily comes from several competitors. Although a number of similar programs do exist, none have the same array of services that our Company has.

While there does exist some current competition, Management believes that the Company's services are unique in nature offering greater value. The expertise of Management combined with the innovative nature of its marketing approach, set the Company apart from its competitors. However, there is the possibility that new competitors could seize upon the Company's business model and produce competing products or services with similar focus. Likewise, these new competitors could be better capitalized than the Company, which could give them a significant advantage. There is the possibility that the competitors could capture significant market share of the Company's intended market.

7. Trends in Consumer Preferences and Spending
There is no assurance that the Company will be successful in marketing any of its products or that the revenues from the sale of such products will be significant. Consequently, the Company's revenues may vary by quarter and the Company's operating results may experience fluctuations and there can be no assurances that appreciation will occur.

8. Risks of Borrowing
If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants.

9. Unanticipated Obstacles to Execution of the Business Plan
The Company's business plans may change significantly. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

10. Management Discretion as to Use of Proceeds
The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its

11/29/2016

FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

bux180
Shop. Save. Support!

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	Net Proceeds
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Members in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Securities offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the Investors must depend.

11. Lack of Management Control by Investors

As of July 2016 the Company's principal Members own approximately 93% of the Company's outstanding Membership Units. Upon completion of this Offering, the Company's principal Members will be able to continue to control the Company. Investors will become Creditors of the Company but cannot take part in the management or control of the Company. The Company, Managing Member and Officers have wide latitude in making investment decisions. The Investors do not have such rights. The Company may require any Noteholder, at any time, to withdraw, in whole or in part, as a Creditor from the Company.

12. Return of Profits

The Company intends to retain any initial future earnings to fund operations and expand the Company's business. A Noteholder will be entitled to receive only interest payments as described.

13. No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

14. Limited Transferability and Liquidity

To satisfy the requirements of certain exemptions from registration under the Securities Act, and to conform with applicable state securities laws, each Investor must acquire his/her/its Securities for investment purposes only and not with a view towards distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Securities. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from the Company, limitations on the percentage of Securities sold and the manner in which they are sold. The Company can prohibit any sale, transfer or disposition unless it receives an opinion of counsel provided at the holder's expense, in a form satisfactory to the Company, stating that the proposed sale, transfer or other disposition will not result in a violation of applicable federal or state securities laws and regulations. No public market exists for the Securities and no market is expected to develop. Consequently, owners of the Securities may have to hold their investment indefinitely and may not be able to liquidate their investments in the Company or pledge them as collateral for a loan in the event of an emergency.

16. Broker - Dealer Sales of Securities

11/29/2016

FP: ▲ truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

The Company's Securities are not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ Small Cap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least $1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 Members. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 Members.

No assurance can be given that the Company will qualify for inclusion on the NASDAQ System or any other trading market until such time as the Principal holders of Membership Units deem it necessary and the Company is converted to a corporation. As a result, the Company's Membership Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited Investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's Securities and will also affect the ability of holders of the Securities to sell their Securities in the secondary market.

17. Long Term Nature of the Investment

An investment in the Securities may be long term and illiquid. As discussed above, the offer and sale of the Securities will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the Investors. Prospective Investors will be required to represent in writing that they are purchasing the Securities for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Securities must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that Investors will not be able to liquidate their investment in the event of an emergency.

18. No Current Market for the Securities

There is no current market for the Securities offered in this private Offering and no market is expected to develop in the near future.

19. Compliance with Securities Laws

The Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Arizona State Securities Laws, and other applicable securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

20. Offering Price

The offering price of the Securities has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

bux180
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Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

21. Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

22. Projections: Forward Looking Information

Management has prepared projections regarding the Company's anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business of the Company. The projections are based on Management's best estimate of the probable results of operations of the Company, based on present circumstances, and have not been reviewed by the Company's independent accountants or auditors. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into the Company's market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of the Company's operations, those results cannot be guaranteed.

23. General Economic Conditions

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates and overseas, such as currency fluctuations. Such changing conditions could reduce demand in the marketplace for the Company's products. Management believes that the impending growth of the market, mainstream market acceptance and the targeted product line of the Company will insulate the Company from excessive reduced demand. Nevertheless, the Company has no control over these changes.

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	$50,000	$45,750
Maximum Amount	$1,000,000	$915,000

THE OFFERING

9.   What is the purpose of this offering?

Bux180 has been designed and developed and funds raised are predominantly to be used as go to market money and support of our software platform as well as general overheads

10.   How does the issuer intend to use the proceeds of this offering?

Use of Funds	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$ 50,000	$ 1,000,000
Less : Offering Expense	$ 3,500	$ 70,000
Net Proceeds	$ 46,500	$ 930,000
Use of Net Proceeds		
Marketing Support Staff		$ 45,000
Socialmedia Advertising		$ 85,000
SEO / PPC	$ 2,500	$ 47,000
PR	$ 5,000	$ 75,000
Blog Writer		$ 32,000
Social Influencer (Hubspot)		$ 110,000
Sales Staff		$ 126,000
IT Dept. (software)	$ 12,000	$ 86,000
Software Development		$ 65,000
Admin Salaries		$ 160,000
General Overhead		$ 72,000
Rent etc.	$ 27,000	$ 27,000
Total Use of Net Proceeds	$ 46,500	$ 930,000

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $50,000. After the Minimum Offering Proceeds have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Notes to the newly acquired Noteholders. After the notes are properly transferred to the new noteholders, truCrowd will direct the Escrow Agent to release the money to the Company. Also, the Transfer Agent will help with the (future) Conversion from Note to Membership Units

bux180
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Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	Net Proceeds
Target Offering	$50,000	$45,750
Maximum Amount	$1,000,000	$915,000

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

11/29/2016

FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Financing Amount:	Min $50,000 Up to $1,000,000 in aggregate principal amount of convertible promissory notes (the "Notes").
Definitive Agreement:	The Notes will be issued and sold pursuant to a convertible note purchase agreement (see Exhibit A). Representations and Warranties of the Company and the Investors are as described in this Offering Statement
Maturity Date:	If mutually agreed upon by noteholder and the Company liquidation of note may occur 24 months from the date of the Note Purchase Agreement (the "Maturity Date"). In that event the Company will pay the holder of the Note an amount equal to 2 times the aggregate amount of principal plus interest then outstanding under the Note in full satisfaction of the Company's obligations under such Note.
	Any election to convert the Notes pursuant to this paragraph must be agreed by noteholders whose principal amount represents a majority of the outstanding principal amount of all then-outstanding Notes (the "Requisite Holders").
Interest:	Simple interest will accrue on an annual basis at the rate of 10% per annum based on a 365 day year. Interest may be paid annually subject to liquidity and at the discretion of the Company.
Conversion to Equity:	Automatic Conversion in a Qualified Financing. If the Company issues equity securities ("Equity Securities") resulting in aggregate gross proceeds to the Company of a minimum of $3,000,000, including conversion of the Notes and any other indebtedness (a "Qualified Financing"), then the Notes, and any accrued but unpaid interest thereon, will automatically convert into the equity securities issued pursuant to the Qualified Financing at a conversion price equal to 40% of the per share price paid by the purchasers of such equity securities in the Qualified Financing.
Sale of the Company:	If conversion into a Qualified Financing has not occurred and note has not been liquidated then, upon the sale of Company the Company will pay the holder participation in the sale proceeds as if the Note has been converted to equity at a pre-money valuation of $6 million. In addition Company will pay noteholder all outstanding accrued simple interest.
Pre-Payment:	The principal and accrued interest may not be prepaid unless approved in writing by Investors holding Notes whose aggregate principal amount represents a majority of the outstanding principal amount of all then-outstanding Notes (the "Requisite Holders").
Amendment and Waiver:	The Note Purchase Agreement and the Notes may be amended, or any term thereof waived, upon the written consent of the Company and the Requisite Holders.

11/29/2016

FP: **truCrowd**

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

No Security Interest: The Notes will be a general unsecured obligation of the Company.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☑ Yes ☐ No

Explain: Until the Conversion, the security has no voting rights

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

bux180
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Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	Net Proceeds
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Membership Units:				
	10,000,000	1,000,000	☑ Yes ☐ No	☐ Yes ☐ No
Debt Securities:				Specify:
		$200,000	☐ Yes ☑ No	☑ Yes ☐ No
				Specify: Future Conversion to Membership Units

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

    Rights of the securities offered will not be diluted.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☑ Yes ☐ No

    Until Conversion, the securities offered have no voting rights. However, after Conversion they will have the same rights as the existing securities.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

    N/A. The securities held by the principal shareholders (#6) are Membership Units with no other dilutive rights.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

    The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

    This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and

11/29/2016
FP: **truCrowd**

bux180
Shop. Save. Support!

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	Net Proceeds
Target Offering	$50,000	$45,750
Maximum Amount	$1,000,000	$915,000

3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).



These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



The weights for the above mentioned valuation methods are: Scorecard (26%), Check-list (26%), Venture Capital (16%), DCF- Long Term Growth (16%), and DCF with Multiples (16%).
The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre money of **$6,000,000.**

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.
- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.
- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24.   Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Noteholder	$ 200,000	6%	Converts to equity upon sale of company	

25.   What other exempt offerings has the issuer conducted within the past three years?

None.

26.   Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;

(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

(4)   any immediate family member of any of the foregoing persons.

If yes, for each such transaction, disclose the following:

None.

11/29/2016
FP: ⌂ truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

bux18O
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Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☑ Yes ☐ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

In the last two years (2014 and 2015) we incurred expenses of $368,300 out of each $200,000 was funded via a private convertible note and the reminder from the existing co-founders.

As of (November 2016, the Company has signed up Susan G Komen (in 11 states); Goodwill of Arizona; Boys and Girls Clubs of America in 7 states and the Company is working on an agreement with American Cancer Association.

We believe, after this heavy investment stage (in software and business development – see above agreements) we are ready to deploy our services and help our (existing and future) NPO partners with their fundraising efforts, while helping many retail shoppers save.

11/29/2016

FP: 🔺 truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	$50,000	$45,750
Maximum Amount	$1,000,000	$915,000

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Independent Accountant's Review Report

The Board of Directors
Bronzebuck, LLC

I have reviewed the accompanying balance sheets of Bronzebuck, LLC (the Company) as of December 31, 2015 and 2014, and the related consolidated statements of operations, changes in partners' equity, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the American Institute of AICPA. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report. I believe that my review provides a reasonable basis for my opinion.

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Fiona Hamza

Fiona Hamza, CPA

Plano, Texas
November 16, 2016

Open until: *03/31/2017*

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Bronzebuck, LLC

Balance Sheets

	December 31, 2015	December 31, 2014
Assets		
Current assets:		
Cash and cash equivalents	$ 6,773	$ 6,447
Total current assets	6,773	6,447
Property and equipment, net *(note 2)*	-	-
Software Development	275,954	211,984
Less: Accumulated Amortization	(176,014)	(118,651)
Net Software Development	99,940	93,333
Security Deposit	2,403	2,403
Start-up Costs	1,477	1,477
Total assets	$ 110,593	$ 103,660
Liabilities and partners' equity		
Total current liabilities	–	–
Other long-term liabilities	–	–
Total liabilities	–	–
Partners' equity:		
Alan Levin	36,684	34,553
Laura Cohen	36,684	34,553
Mervyn Levin	36,865	34,554
Total Partners' equity	110,593	103,660
Total liabilities and Partners' equity	$ 110,593	$ 103,660

See accompanying notes.

11/29/2016

FP: ▲ truCrowd

Open until: *03/31/2017*

bux180
Shop. Save. Support!

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Bronzebuck, LLC

Statements of Operations

	Year Ended December 31,	
	2015	**2014**
Revenues	$ -	$ 5,750
Expenses:		
Advertising	17,870	4,300
Rent	28,824	28,464
Web Services	11,982	3,759
Travel and Meals	21,832	15,589
Direct operating expenses	69,195	60,927
Depreciation	-	1,027
Amortization of in-house developed Software	57,363	47,168
Total operating expenses	207,066	161,234
Net income	(207,066)	(155,484)

See accompanying notes.

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Bronzebuck, LLC

Statements of Changes in Partners' Equity

	Alan Levin	Laura Cohen	Mervyn Levin	Total
Balance at December 31, 2013	$ 24,752	$ 24,752	$ 24,752	$ 74,256
Plus:				
Partners' Contributions	61,629	61,629	184,888	308,146
Less:				
Net Loss	(51,828)	(51,828)	(51,828)	(155,484)
Partner's Distributions	–	–	(123,258)	(123,258)
Balance at December 31, 2014	$ 34,553	$ 34,553	$ 34,554	$ 103,660
Plus:				
Partners' Contributions	71,333	71,333	214,000	356,666
Less:				
Net Loss	(69,022)	(69,022)	(69,022)	(207,066)
Partner's Distributions	-	-	(142,667)	(142,667)
Balance at December 31, 2015	$ 36,864	$ 36,864	$ 36,865	$ 110,593

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

bux180
Shop. Save. Support!

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	Net Proceeds
Target Offering	$50,000	$45,750
Maximum Amount	$1,000,000	$915,000

Bronzebuck, LLC

Statements of Cash Flows

	Year Ended December 31,	
	2015	2014
Operating activities		
Cash receipt from customers	$ -	$ 5,750
Cash paid to suppliers	(149,703)	(113,039)
Security Deposit for office	-	(2,403)
Net cash used by operating activities	(149,703)	(109,692)
Investing activities		
Software Development	(63,971)	(78,000)
Net cash used in investing activities	(63,971)	(78,000)
Financing activities		
Proceeds from capital contributed	214,000	184,888
Net cash provided by financing activities	214,000	184,888
Net increase in cash and cash equivalents	326	(2,804)
Cash and cash equivalents at beginning of year	6,447	9,251
Cash and cash equivalents at end of year	$ 6,773	$ 6,447

Open until: *03/31/2017*

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Bronzebuck, LLC
Notes to Financial Statements
December 31, 2015

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Bronzebuck, LLC. dba Bux180 (the Company), an Arizona corporation, is developing a software which will provide a marketing service for Nonprofit Organizations (NPO) to help raise donations for their cause. The service will provide customers with a customized online marketplace where their supporters can shop online from thousands of merchants. Supporters will receive discounts and cash back from the site and their purchases will automatically result in a donation to the respective NPO. The Company will also provide the NPOs with collateral marketing and outreach programs to reach out to their supporters. The Company is based in Scottsdale Arizona.

As of 2015 software was still in development stage. However, at the time of preparation of reviewed financial statements, (November 2016), the Company has signed up Susan G Komen (in 11 states); Goodwill of Arizona; Boys and Girls Clubs of America in 7 states and the Company is working on an agreement with American Cancer Association.

Potential Gross revenue in 2017 is projected to be $3,744,000.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation. Depreciation is computed using a mid-month convention over the estimated useful lives of the assets, which for furniture and fixtures, computer equipment, and most software range primarily from three to five years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the services have been provided to the customer, payments are considered fixed or determinable, and collectability from the customer is reasonably assured.

Income Tax Expense

At year-end, the Company has retained its election to be taxed as a partnership and not a corporation for federal and state tax purposes.

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

bux180 Shop. Save. Support!

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	$50,000	$45,750
Maximum Amount	$1,000,000	$915,000

Bronzebuck, LLC

Notes to Financial Statements (continued)

2. Property and Equipment

Property and equipment consists of the following:

	December 31, 2015	2014
Computer equipment and software	6,160	6,160
Less accumulated depreciation and amortization	(6,160)	(6,160)
	$ -	$ -

For fiscal 2015 and 2014, depreciation expense was $0 and $1,027, respectively.

3. Commitments and Contingencies

The Company has operating lease agreements for office facilities. A summary of the lease commitments under non-cancelable operating leases before sales taxes, at December 31, 2015, is as follows:

Year ending December 31,	
2016	$ 28,235
2017	21,627
	$ 49,862

11/29/2016

FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their □predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

  (i) in connection with the purchase or sale of any security? □ Yes ☑ No
  (ii) involving the making of any false filing with the Commission? □ Yes ☑ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  (i) in connection with the purchase or sale of any security? □ Yes ☑ No
  (ii) involving the making of any false filing with the Commission? □ Yes ☑ No
  (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  (i) at the time of the filing of this offering statement bars the person from:
    (A) association with an entity regulated by such commission, authority, agency or officer?
      □ Yes ☑ No
    (B) engaging in the business of securities, insurance or banking?

11/29/2016

FP: ⬣ truCrowd

bux180
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Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

   ☐ Yes ☑ No

  (C) engaging in savings association or credit union activities?

    ☐ Yes ☑ No

 (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
  ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

  (ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

  (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

  (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

  (ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
 ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

11/29/2016

FP:

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and
(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

None.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 15th of each year.

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: bux180.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

11/29/2016

FP: truCrowd

bux180
Shop. Save. Support!

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days.

11/29/2016

FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

bux180
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Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

Exhibit A: Note Purchase Agreement.

CONVERTIBLE PROMISSORY NOTE

Principal amount of Note $_____   **_____, 2016**
Arizona, USA

For value received BronzeBuck, LLC dba bux180, an LLC, formed under the laws of the State of Arizona (the "***Company***"), promises to _____ or assigns ("***Holder***") the following:

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment or satisfaction in full as laid out in this agreement, interest shall be payable at the rate of 10% per annum.

Maturity Date. If mutually agreed upon by noteholder and the Company liquidation of note may occur 24 months from the date of the Note Purchase Agreement (the "Maturity Date"). In that event Company will pay the holder of the Note an amount equal to 2 times the aggregate amount of principal plus interest then outstanding under the Note in full satisfaction of the Company's obligations under such Note. Any election to convert the Notes pursuant to this paragraph must be agreed by noteholders whose principal amount represents a majority of the outstanding principal amount of all then-outstanding Notes (the "Requisite Holders").

Automatic Conversion in a Qualified Financing. If the Company issues equity securities ("Equity Securities") resulting in aggregate gross proceeds to the Company of a minimum of $3,000,000, including conversion of the Notes and any other indebtedness (a "Qualified Financing"), then the Notes, and any accrued but unpaid interest thereon, will automatically convert into the equity securities issued pursuant to the Qualified Financing at a conversion price equal to 40% of the per share price paid by the purchasers of such equity securities in the Qualified Financing.

Sale of the Company. If conversion into a Qualified Financing has not occurred and note has not been liquidated then, upon the sale of Company the Company will pay the holder participation in the sale proceeds as if the Note has been converted to equity at a pre-money valuation of $6 million. In addition Company will pay noteholder all outstanding accrued simple interest.

11/29/2016
FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

bux180
Shop. Save. Support!

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	Net Proceeds
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

"Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company. Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, the Company will give the Holder at least ten days prior written notice of the anticipated closing date of such Sale of the Company.

Representations and Warranties. Of the Company and Investors are per the document filed with the US Securities and Exchange Commission in connection with this offering and by reference incorporated into this Note Agreement.

Pre-Payment. The principal and accrued interest may not be prepaid unless approved in writing by Investors holding Notes whose aggregate principal amount represents a majority of the outstanding principal amount of all then-outstanding Notes (the "Requisite Holders").

Amendment and Waiver. The Note Purchase Agreement and the Notes may be amended, or any term thereof waived, upon the written consent of the Company and the Requisite Holders.
No Security Interest. The Notes will be a general unsecured obligation of the Company.
Expenses. In the event of any default hereunder, the Company shall pay all reasonable legal fees incurred by Holder in enforcing and collecting this Note.

Default. If there shall be any event, at the option and upon the declaration of Investors holding Notes whose aggregate principal amount represents a majority of the outstanding principal amount of all then-outstanding Notes (the "**Requisite Holders**") and upon written notice to the Company this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an Event of Default:

I.   The Company fails to pay timely any of the amounts due under this Note on the date the same becomes due and payable;

11/29/2016

FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

bux180
Shop. Save. Support!

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

II.   The Company shall default in its performance of any covenant under the Offering Memorandum or the Note;

III.   If any act, matter or thing is done toward the termination of, or any action or proceeding is launched or taken to terminate the corporate existence of the Company, whether by winding-up, surrender of charter or otherwise;

IV.   The Company ceases to carry on its business, commits an act of bankruptcy, becomes insolvent, makes an assignment or bulk sale of its assets without the prior written approval of the Holder, or makes a proposal, compromise or arrangement with or to its creditors; or

V.   If any execution, sequestration, seizure, distress or other analogous process becomes enforceable or is enforced against the Company to take possession, custody or control of any property of the Company.

Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

Governing Law. This Note shall be governed by the laws of the state of Arizona

Parity with Other Notes. The Company's repayment obligation to the Holder under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Offering memorandum. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Holders of the Notes on a *pro rata* basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Holder hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Requisite Holders.

Assignment. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

11/29/2016

FP: truCrowd

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

Open until: *03/31/2017*

OFFERING STATEMENT

$50,000 Convertible Note, 10% Discount Rate @ $3 Mil Cap Rate		
	Total Proceeds	*Net Proceeds*
Target Offering	**$50,000**	**$45,750**
Maximum Amount	**$1,000,000**	**$915,000**

[signature page follows]

Bronzebuck LLC dba bux180
8283 N Hayden Rd #270
Scottsdale, AZ 85258
480 559.8631

OFFERING STATEMENT

$50,000 Convertible Note, 10% Interest, 40% Discount @ min $3 mil.

	Total Proceeds	Net Proceeds
Target Offering	$50,000	$45,750
Maximum Amount	$1,000,000	$898,000

Bronzebuck LLC dba bux180

By: _____

Name: _____

Title: _____

Holder: _____

Signature: _____

Principal Amount of Note: $_____

Date of Note: _____, 201_____

SIGNATURE PAGE TO CONVERTIBLE PROMISSORY NOTE OF COMPANY NAME

49.